UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: May, 2024

Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

On May 13, 2024, Siyata Mobile Inc., a British Columbia (Canada) company (“Siyata” or the “Company”) that is a global vendor of Push-to-Talk over Cellular devices and of cellular signal booster systems, issued a press release announcing that its SD7 Handset has been added to the ‘Free Feature Phone for Life’ promotion from FirstNet®, Built with AT&T.

The Company’s press release is filed as Exhibit 99.1 to this Report and is incorporated herein by reference.

IR Agency, LLC Consulting Agreement

Additionally on May 10, 2024, the Company entered into a consulting agreement (the “IR Agency Consulting Agreement”) with IR Agency, LLC (“IR Agency”), a provider of investor relations-related services. Pursuant to the IR Agency Consulting Agreement, Company has engaged IR Agency, on a non-exclusive basis, to prepare marketing materials and leverage digital newsletters to build a digital community of potential investors in the Company.

As consideration for its performance under the IR Agency Consulting Agreement, Company will pay IR Agency a fee of $1,750,000 in cash. IR Agency is not a registered broker-dealer or investment advisor and will not engage in any activities on behalf of Company that would require it to be registered as a broker-dealer or investment advisor. In addition, IR Agency is being engaged by Company as an independent contractor and not in an employer-employee or joint venturer relationship.

The IR Agency Consulting Agreement has a term of six (6) months and may be terminated by written notice, with or without cause, by Company at any time.

Pursuant to the IR Agency Consulting Agreement, both parties agree to hold each other’s proprietary or confidential information in strict confidence. “Proprietary or Confidential Information” shall include, but is not limited to, written or oral contracts, trade secrets, know-how, business methods, business policies, memoranda, reports, records, computer retained information, notes, or financial information. Proprietary or Confidential Information shall not include any information which: (i) is or becomes generally known to the public by any means other than a breach of the obligations of the receiving party; (ii) was previously known to the receiving party or rightly received by the receiving party from a third party; (iii) is independently developed by the receiving party; or (iv) is subject to disclosure under court order or other lawful process. Both parties agree not to make each other’s Proprietary or Confidential Information available in any form to any third party or to use each other’s Proprietary or Confidential Information for any purpose other than as specified in the IR Agency Consulting Agreement. Each party’s Proprietary or Confidential Information shall remain the sole and exclusive property of that party. Both parties agree that in the event of use or disclosure by the other party other than as specifically provided for in the IR Agency Consulting Agreement, the non-disclosing party may be entitled to equitable relief. Notwithstanding termination or expiration of the IR Agency Consulting Agreement, the parties acknowledge and agree that their obligations of confidentiality with respect to Proprietary or Confidential Information shall continue in effect for a total period of three (3) years from the termination date.

Also, during the term of the IR Agency Consulting Agreement, IR Agency acknowledges that in order to prepare appropriate advertising in a timely manner it may be made aware of price sensitive or confidential information that has not been publicly disclosed yet. IR Agency confirms that it is fully aware of its obligations in relation to such information and will ensure that the confidentiality of such information is maintained at all times and that it, and its employees and contractors, are all fully aware of and comply with, all appropriate securities laws and regulations in relation to insider trading and related matters.

The IR Agency Consulting Agreement is governed by the laws of the State of New Jersey.

The foregoing description of the IR Agency Consulting Agreement of this Current Report is qualified in its entirety by reference to the full text of the IR Agency Consulting Agreement, a copy of which is attached hereto as Exhibit 10.1 and which is incorporated herein by reference.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s final prospectus filed with the Securities and Exchange Commission (“SEC”) on March 31, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. The Company is not responsible for the contents of third party websites.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Consulting Agreement, dated May 10, 2024
99.1	Press release dated May 13, 2024.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2024	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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